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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Radnor Corporate Center, Suite 111 100 Matsonford RD.
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean McDermott 610-975-9990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



11016852

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Brokerage Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joyce I. Johnson, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Aug. 25, 2011
Member, Pennsylvania Association of Notaries

Notary Public

Signature

Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILADELPHIA BROKERAGE CORPORATION

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2010

PHILADELPHIA BROKERAGE CORPORATION
DECEMBER 31, 2010

CONTENTS

	Pages
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income and Expenses	3
Statement of Cash Flows	4
Statement of Changes in Stockholder's Equity	5
Notes to Financial Statements	6-8
Supplementary Information:	
Computation for Determination of Reserve Requirements	9
Information Relating to Possession or Control Requirements	9
Computation of Net Capital under Rule 15c3-1 of the Commission	10-11
Independent Auditors' Report on Internal Control	12-14
Independent Auditors' Report on SIPC Assessment	15-17

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Philadelphia Brokerage Corporation

We have audited the accompanying statement of financial condition of Philadelphia Brokerage Corporation as of December 31, 2010 and the related statement of income and expense, change in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Brokerage Corporation as of December 31, 2010, and the results of its' operations, cash flows and changes in stockholders' equity for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital for the year ended December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2010 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Romeo & Chiaverelli, LLC
Certified Public Accountants
February 17, 2011

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 206,885
Commissions Receivable	41,102
Clearing Deposit Cash	150,000
Broker Receivable	3,662
Security Deposits	20,000
Furniture, Fixtures and Office Equipment (at cost)	145,941
Less Accumulated Depreciation	(136,381)
TOTAL ASSETS	$ 431,209

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$97,656
TOTAL LIABILITIES	97,656
Stockholders' Equity	
Common stock – Authorized 100 shares at no Par value, 100 shares issued and outstanding	7,500
Additional paid-in capital	258,814
Retained Earnings	67,239
Total Stockholders' Equity	333,553
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 431,209

The accompanying notes are an integral part of these financial statements

PHIADELPHIA BROKERAGE CORPORATION
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$ 1,313,933
Principal transactions	41,726
Investment banking	2,185,727
Interest and dividends	14,640
Investment advisory fees	388,307
Other income	6,626
Total revenue	3,950,959
Expenses:	
Employees' compensation and benefits	$ 2,288,320
Clearance fees	361,754
Communications	110,614
Occupancy and equipment rental	135,525
Depreciation	5,091
Other operating expenses	501,949
Total expenses	3,403,253
Net income from operations	547,706
Net Income	$ 547,706

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net Income	$ 547,706
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,091
(Increase) decrease in operating assets and liabilities:	
Receivable from clearing broker	18,870
Accounts payable, accrued expenses and other liabilities	59,126
Total adjustments	83,087
Net cash provided by operating activities	630,793
Cash flows from financing activities:	
Purchase of furniture & fixtures	(7,937)
Capital contributed	45,000
Dividend payments	(555,000)
Net cash used in financing activities	(517,937)
Net increase in cash	112,856
Cash at beginning of year	94,029
Cash at end of year	$ 206,885

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 7,500	$ 213,180	$ 75,167	$ 295,847
Net Income	-	-	547,706	547,706
Capital contributions	-	45,000	-	45,000
Dividends	-	-	(555,000)	(555,000)
Balance – End of Year	$ 7,500	$ 258,180	$ 67,873	$ 333,553

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Philadelphia Brokerage Corporation, (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company uses a clearing broker-dealer for all customer transactions.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Securities:

The Company acts as an introducing broker and forwards all transactions for its customers to another FINRA member firm on a fully disclosed basis. Commission income and expenses, and related clearing expenses on customer transactions are reported on a trade date basis.

(e) Furniture and Equipment:

Furniture and equipment are stated at cost. Depreciation is provided using either straight-line or double declining balance methods over the estimated useful lives of related assets, ranging between 3 and 7 years.

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following:

	December 31, 2010
Equipment	$ 82,326
Furniture and fixtures	63,615
	145,941
Less: Accumulated depreciation	(136,381)
Net furniture and equipment	$ 9,560

NOTE 3 – CORPORATE INCOME TAXES

The Company has elected with the consent of the shareholders to be taxed as an "S" Corporation under Internal Revenue Code Section 1362 and also for the state. An "S" Corporation does not generally pay income taxes but, instead, the shareholders are taxed on the Company's income. Therefore, the statements do not include any provision for corporate income taxes.

NOTE 4 – LEASE OBLIGATIONS

On December 1, 2007 the Company entered into a seven (7) year lease agreement with Radnor Center Associates expiring November 30, 2014. Monthly lease payments and future minimum lease obligations are as follows:

November 30,	Monthly Rent	Annual Amount
2011	6,956.20	83,474
2012	7,164.14	85,970
2013	7,372.08	88,465
2014	7,372.08	81,093
		$ 339,002

Lease expense was $135,525 in 2010

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had total net capital of $299,980, which exceeded its minimum net capital requirement of $50,000 by $249,980. In addition, its ratio of aggregate indebtedness to net capital was .33 to 1 at December 31, 2010.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2010

Philadelphia Brokerage Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is National Financial Services LLC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Philadelphia Brokerage Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE COMMISSION
DECEMBER 31, 2010

NET CAPITAL

Total Stockholders' equity qualified for Net Capital	$ 333,553
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	$ 333,553
Deductions for non-allowable assets:	
Security deposit	(20,000)
Furniture, fixtures and office equipment - net	(9,560)
Total deductions for non-allowable assets	(29,560)
Insurance Deduction Charge	(4,000)
Net capital before haircuts on securities positions	299,993
Less:	
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)	(13)
Net Capital	$ 299,980

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE COMMISSION
DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition

Accounts payable and accrued expenses	$ 97,656
Total aggregate indebtedness	$ 97,656

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$249,980
Excess net capital at 1000%	$290,214
Ratio: aggregate indebtedness to net capital	.33 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010) as originally filed:

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 313,760
Audit Adjustments	
Increase in accounts payable	(13,780)
Net capital according to the audit	$ 299,980

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Report on Internal Accounting
Control Required by SEC Rule 17a-5

To the Board of Directors
Philadelphia Brokerage Corporation

In planning and performing our audit of the financial statements of Philadelphia Brokerage Corporation (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 17, 2011

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Philadelphia Brokerage Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Philadelphia Brokerage Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Philadelphia Brokerage Corporation's compliance with the applicable instructions of the Assessment Report (Form SIPC-7). Philadelphia Brokerage Corporation's management is responsible for Philadelphia Brokerage Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 17, 2011

PHILADELPHIA BROKERAGE CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
YEAR ENDED DECEMBER 31, 2010

Period Covered	Date Paid	Amount
General assessment reconciliation for the period January 1, 2010 to December 31, 2010		$ 7,508.00
Payment schedule:		
SIPC-6	07/28/10	942.00
SIPC-7	02/18/11	6,566.00
Balance due		$ 0.00